

April 18, 2012

Via Email
Michael A. Shriner
President and Chief Executive Officer
MSB Financial Corp.
1902 Long Hill Road
Millington, New Jersey 07946

> **Re:** **MSB Financial Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed September 28, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 14, 2011**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2011**
> **Filed February 14, 2012**
> **File No. 001-33246**

Dear Mr. Shriner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q

1. We note that the footnotes to your financial statements for the quarter ending December 31, 2011 are not in XBRL format as required by Rule 101 of Regulation S-T. Please amend your 10-Q to comply with this requirement.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Related Party Transactions, page 14</u>

2. In future filings, please undertake to provide the disclosure required by Item 404(a) and Instruction (4)(c) thereto and Item 404(d) regarding any loans to related parties that were not made at the same interest rates prevailing at the time for comparable loans with persons not related to you. Please, supplementally, provide this disclosure to the staff for your fiscal year ended June 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Staff Attorney